UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

Name of issuer
Ola Filter Corporation

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
April 1, 2021

Physical address of issuer
251 Little Falls Dr, Wilmington, DE 19808

Website of issuer
http://olafilter.com

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$83,199	$0
Cash & Equivalents	$63,562	$0
Accounts Receivable	$31,484.72	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$20,828	$0
Taxes Paid	$0	$0
Net Income	-$66,905	$0

No prior year financial information is available as the Company was formed in 2021.

April 30, 2022

FORM C-AR

Ola Filter Corporation

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Ola Filter Corporation, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://olafilter.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

BUSINESS	6
Description of the Business	6
Business Plan	6
Market	7
Competition	7
Supply Chain	8
Intellectual Property	8
Foreign Subsidiary	8
DIRECTORS, OFFICERS AND EMPLOYEES	9
Directors and Officers	9
Employees	11
OWNERSHIP AND CAPITALIZATION	11
Ownership	11
Capitalization	11
EXEMPT OFFERINGS	12
FINANCIAL INFORMATION	13
Operations	13
Liquidity and Capital Resources	13
Capital Expenditures and Other Obligations	13
Indebtedness	13
RISK FACTORS	14
TRANSACTIONS WITH RELATED PERSONS	18
Related Person Transactions	18
Bad Actor Disclosure	18
EXHIBIT A: 2021 FINANCIAL STATEMENTS	20
EXHIBIT B: SIMPLE AGREEMENT FOR FUTURE EQUITY	24

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

BUSINESS

Ola Filter Corporation (the "Company", "Ola Filter") is a Delaware Corporation formed on April 1, 2021. The registered address is 251 Little Falls Drive, Wilmington, DE, 19808, and the website is https://www.olafilter.com.

Description of Business
The Company is a technology startup dedicated to ending water poverty in the developing world. The Company has designed a patent-pending, easy-to-use, affordable water filter that is planned to be locally produced in developing countries and can scale throughout the regions that need access to this life-saving technology. This technology allows consumers to save potentially as much as $500 on their water purchases over a 5 year lifespan of the filter, and at a retail price of $16 USD, plans to provide the most affordable water treatment solution on the market. The Company is a 100% women-owned social enterprise.

Business Plan
The Company exists to design, manufacture, and distribute the Ola Filter. The Company plans to begin manufacturing in Guatemala in summer 2022 and to expand its business and export filters to other countries in accordance with its mission of clean water access for Base of the Pyramid (BoP) consumers in emerging markets.

The Company is a social business with a triple bottom line: people, planet and profits. Impact is central to the Company's mission to provide people with clean drinking water and lower the financial burden of water costs for poor households in developing countries.

The Ola Filter is designed to attach directly to the threaded faucets most common in developing countries. The Ola Filter is a self-contained unit that requires no tools for installation. It utilizes common threading between the faucet and filter, allowing the user to simply screw the filter onto their faucet. The streamlined patent-pending backwashing process (to clean the filter periodically) is easy to do and requires no additional accessories, unlike competitors. The filter employs 0.1 micron hollow fiber membrane technology—a technology already proven effective for water treatment at the municipal and point-of-use level. The Company builds on this technology to make a product that is accessible, attractive, and affordable. Multilingual directions included in the product packaging are concise, pictorial, and targeted to low-literate users. The Ola Filter is designed to be highly durable and desirable for the usage context of low-income households in developing countries.

Sales of the Ola Filter are planned through multiple channels. The filter will be available direct-to-consumer through the Company's website, through sales agents engaged by the company and through organizations that specialize in sales network training. The Company will seek retail and semi-retail partners (such as cooperatives, community centers, medical clinics) in Guatemala and beyond to carry the Ola Filter. Humanitarian organizations, municipalities, and individuals may also purchase filters for donation or subsidization.

Market
Two billion working class consumers globally in households earning $4-$10/day are at risk of waterborne diseases from contaminated tap water. Ola Filter is targeted for direct sale to these $4-$10 per day Base of the Pyramid (BoP) households in developing countries, and for distribution through humanitarian organizations for consumers making less than $4 per day.

The Company is aligned with expert opinion that Latin American spending on water infrastructure has not kept pace with population growth rates, regional water scarcity, and water demand. Because of the high transport costs of purified water and the huge costs of updating piping infrastructure, individuals and organizations are economically motivated to invest in water treatment at the household level. The Ola Filter offers an immediate and effective water treatment that does not require a high capital investment.

The need for affordable water treatment solutions for Base of the Pyramid (BoP) consumers in emerging markets has gained momentum, as evidenced by the $20B spent by BoP consumers on household water, and the strong indications of interest the Company has gathered from potential customers since inception of the business plan.

Competition
Current water filtration solutions for developing countries at the household level are generally colloidal silver ceramic, hollow fiber membrane, biosand filters, purchased bottled water, boiled water, and chlorine tablets. While some of these competing products offer a lower initial cost, the Company's research has shown that no existing competing product offers a lower total yearly cost. By operating directly in developing countries, a key component of the strategic plan, the Company targets marketing and distribution directly to its customer segment while substantially reducing overhead, lowering operating costs and transport costs. The Company transforms an outdated, import-dependent product into a streamlined, high volume, and targeted business model.

Supply Chain
The Company has secured at least one production vendor for all components of the filter. The Company may elect to change vendors in the future as it works to streamline the supply chain and reduce unit costs

Intellectual Property
On May 10, 2021, the Company filed a provisional patent application to the USPTO. Patent application for Ola Filter discloses the proprietary backwashing feature of the product and universal tap attachment capabilities. By May 10, 2022, the Company intends to file a non-provisional international patent application to the USPTO.

Foreign Subsidiary
The Company may open a Guatemalan subsidiary in order to comply with Guatemalan business regulations, and in order to streamline Company taxation. The management team has selected Guatemala due to the executive team's professional networks in country, potential partnerships, strategic location to Central America, Mexico, and the Caribbean, sea port in Puerto Barrios to access the Caribbean market, low materials cost for materials purchased in Guatemala, and trade agreements between Guatemala, Mexico, Peru, Ecuador, Nicaragua, El Salvador, Honduras.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

Elizabeth Clandos, CEO, President, Co-founder

Elizabeth Clandos is the co-founder and CEO of Ola Filter Corporation, leading strategy, design and branding. Elizabeth's career is dedicated to integrating the skills of marginalized workers with contemporary design, efficient systems, and economic opportunities.

Elizabeth partnered with U.S. fashion designers to restructure a Guatemalan women's sewing cooperative, doubling employment, and tripling sales. And in response to the need for employment opportunities for low-literate, indigenous women, she co-created a natural skin care cooperative with a Canadian skin care company. In Mexico, Elizabeth worked with Fundación En Vía, highlighting outstanding female entrepreneurs and the role of microcredit. She founded Layout & Co, a Los Angeles-based boutique design studio, where she designed low-impact, modular furniture, built exclusively by immigrant craftspeople.

As social enterprise developer for the All Together Foundation in Guatemala in 2019, she overhauled the organization's social businesses. At the nonprofit's restaurant, Konojel, she slashed inefficiencies and rebuilt the brand, resulting in a 4x growth in sales, doubled profits, increased employment benefits, and a 3x increase in employment opportunities for local women; as a result of her efforts, the restaurant was selected as Lonely Planet's Top Pick and was recommended by the Wall Street Journal.

While in Guatemala, Elizabeth observed the dire need for affordable water filtration. Elizabeth engaged in many conversations with staff and beneficiaries and was struck by how the design flaws in current water filters were creating obstacles to the long term usage of this vital technology. She set out to design a user-friendly water filter, create a brand that speaks to the aspirations of low-income consumers, and build a lean business model to maximize impact. Elizabeth has a B.A. in International Economic Development from the University of California, Berkeley.

Company: Ola Filter Corporation
    Title: Chief Executive Officer
    Title: Board President
    Dates of Service: May 13, 2021 to Present

Other Positions in the past 3 years:
Company: Aspirational Technology LLC
    Title: Member, Chief Executive Officer
    Dates of Service: November, 20, 2020 to December 2021

Company: The All Together Foundation

Title: Social Business Developer
Dates of Service: January 2018 - January 2019

Company: Layout & Co
Title: Founder, Designer
Dates of Service: July 2015 - August 2018

Theresa Smith, CTO, Treasurer, Co-Founder

As the Chief Technical Officer, Theresa leads R&D and product development. She is responsible for the water filter product engineering and CAD design, equipment sourcing, process flow design, and process efficiency monitoring. Additionally, as Treasurer of the Board, Theresa manages all finance-related issues for the company. She is the lead in the establishment and operation of company financial accounting, budgeting, and expense record keeping.

Prior to joining Ola Filter Corporation, Theresa was a principal engineer with Toyota Motor North America. She has 7 years of experience in vehicle design and 13 years in prototype development. She has an in-depth understanding of the Toyota Way of Continuous Improvement and Respect for People; she is certified in the Toyota Business Practice method of problem solving, and has 20 years of on-the-job industry experience in project management and supplier relations. Theresa has a B.S.E in Mechanical Engineering from the University of Michigan.

Company: Ola Filter Corporation
Title: Chief Technical Officer
Title: Board Treasurer
Dates of Service: May 13, 2021 to Present

Other Positions in the past 3 years:
Company: Aspirational Technology LLC
Title: Member, Chief Technical Officer
Dates of Service: November, 20, 2020 to December 2021

Company: Appropriate Technology Collaborative
Title: Operations Director
Dates of Service: March 2020 - April 2021

Company: Toyota Motor North America
Title: Principal Engineer
Dates of Service: June 2000 - February 2020

Employees

As of April 30, 2022, the 2 officers of the Ola Filter Corporation constitute all current employees. The third original co-founder, Monika Goforth, separated from the Company in December of 2021.

OWNERSHIP AND CAPITALIZATION

As of April 30, 2022, Elizabeth Clandos, Co-founder and CEO, and Theresa Smith, Co-founder and CTO, are the only members of Ola Filter Corporation controlling 100% of the voting interest of the Company.

Ownership

Name of Beneficial Owners	Number and Class of Securities Held	% of Voting Power
Elizabeth Clandos	1500, Common	50%
Theresa Smith	1500, Common	50%

Prior to December 2021, voting power was split 33.33% each between the 3 co-founders including Monika Goforth. In December 2021, in conjunction with Monika's separation from the Company, Ola Filter Corporation repurchased Monika Goforth's 1500 shares in full. The company currently has 2000 shares unissued.

Capitalization
This is the capital structure of Ola Filter Corporation as of April 30, 2022.

Class of Security	Amount Outstanding	Voting Rights	Anti-Dilution Rights
Common	3000	Yes	None
SAFE (Simple Agreement for Future Equity)	166,056	No	See below in Exempt Offerings

Exempt Offerings

The Company has issued one exempt debt offering in the past three years through section 4(a)(6) of the Securities Act with Raise Green. This was from June 3, 2021 to July 31, 2021. $162,800 of funds were raised plus securities issued to Raise Green to total $166,056 in debt (equity) securities issued to 76 investors. Refer to Exhibit B for the complete terms of the offering.

Money Raised	Securities Offered	Offering Date	Exempt from Registration Used or Public Offering
$162,800	SAFE Simple Agreement for Future Equity)	July 31, 2021	Regulation CF

Use of Funds
Money raised through the offering above was used to purchase equipment and tooling; professional services rendered for product design, packaging and testing; marketing; legal fees; insurance; payroll, and other expenses related to developing the Ola Filter product and company.

Anti-Dilution Rights
If the Company raises capital through the sale of preferred stock at a fixed valuation, then each outstanding SAFE will convert automatically into shares of the preferred stock. The number of shares of preferred stock will depend on the implied valuation of the entire Company. If the implied valuation is no greater than $5 million, then the number of shares of preferred stock will be calculated at the same price paid by the new investors, minus a 20% discount. If the implied valuation is greater than $5 million, then the number of shares of preferred stock will be calculated on the basis of a $5 million total valuation.

Restrictions on Transfer
The SAFE securities offered generally may not be resold by any Investor of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL INFORMATION

Recent Tax Return Information (2021 Tax Year)

Total Income	Taxable Income	Total Tax
-$19,268	-$83,855	$0.00

Operations

The Company intends to reach profitability of operations in the next 12 months by: Completing product preparation in anticipation of making the Ola Filter available for purchase including completing lab testing, and securing initial inventory and supply chain; Initiating sales of the Ola Filter to prospective customers who have already expressed interest prior to market launch; Activating sales leads of potential customers through direct contact, professional networks, and online advertising; Launching purchase programs and marketing strategies directed to retailers, missions organizations, sustainable tourism outlets, farming cooperative groups, humanitarian organizations, and other channels. Please review the section entitled "Risk Factors" in this document.

Liquidity and Capital Resources

During June and July 2021 the Company held an offering pursuant to Regulation CF, which provided $162,800 of capital. $154,040 of this funding was received by the Company, after an $8,140 (5% of offering funds) commission was paid to Raise Green for its services in connection with the offering and $620 in related fees. The Company had no sales revenue in 2021. The Company does not currently have any additional sources of outside capital other than the proceeds from the Regulation CF Offering. As of December 31, 2021, the Company's bank account balance was $63,562.10.

Capital Expenditures and Other Obligations

The Company made capital expenditures in 2021 in the form of injection mold tooling necessary for the production of the Ola Filter housing, and for laptop computers necessary for legitimate business activities. Additional capital expenditures are planned in 2022 for items such as, but not limited to, tooling of components of the filter product, office furniture, tools, and hardware. In the future, the Company may decide to purchase additional tooling or equipment to support product line expansions or increased production capacity, for which the Company may raise additional capital, and/or use a combination of cash on hand plus financing.

Indebtedness

The Company currently has no debts outstanding.

RISK FACTORS

New Technology - New Product
The Company is engaged in creating a completely new product. While the Company leverages certain existing and certified technologies, the Company has yet to manufacture and test the product in the market. As a result, investors must understand that it is difficult to fully assess the risks in the Company's ability to meet its business plan and for investors to receive a return on their investment.

Reliance on Contractors
The Company depends on suppliers and contractors to meet its contractual obligations to its customers and conduct our operations. The Company's ability to meet its obligations to its customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of the Company's products may be adversely impacted if companies to whom it delegates manufacture of major components or subsystems for our products, or from whom the Company acquires such items, do not provide components which meet required specifications and perform to the Company and its customers' expectations. The Company's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where the Company relies on only one or two contractors or suppliers for a particular component. The Company's products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet the Company's requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting business and results of operations.

Intellectual Property Risks
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that the Company has taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to the Company because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of the Company intellectual property. The Company's failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately

protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact its competitive position and results of operations. The Company also relies on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to the Company's trade secrets or other proprietary rights. As the Company expands its business, protecting its intellectual property will become increasingly important. The protective steps the Company has taken may be inadequate to deter its competitors from using its proprietary information. In order to protect or enforce its patent rights, the Company may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against the Company with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in its industry are generally uncertain. The Company cannot assure that it will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Foreign Risk
The Company is dedicated to creating and selling the filter in developing countries. Developing countries experience higher political instability, lack of resources and infrastructure for a business. The Company's revenues will be in foreign currencies and in developing countries which can fluctuate dramatically. Volatility of currencies can make it difficult to plan, order supplies and make financial projections. Even short periods of volatility may significantly impact the company given it is a startup with limited resources to manage short term swings. If currencies move negatively for the Company, the revenues and expenses may go down and up respectively and cause the company to become unprofitable.

Doing business in a foreign country from the United States is subject to other risks beyond currency fluctuations. This can include but not limited to, regulatory risks, political instability, corruption, bureaucratic complications, and the infrastructure challenges unique to developing countries.

The Company may incorporate a foreign subsidiary as it sees fit and is strategic for the Company. This subsidiary would be subject to the regulatory environment in which it is incorporated and the associated risks including, but not limited to, changing regulatory environment, changes in government, and currency fluctuations, amongst others Central to the plan for the Company is establishing a local presence to manufacture and distribute filters, first starting in Guatemala. The Company may experience issues in establishing this entity locally which would negatively impact their cost estimates and general approach to the business. The Company to achieve its sales and impact goals, plans to sell across developing countries globally. The risks and challenges unique to each developing country are unknown, and the Company may find significant limits to their ability to expand.

Reputation Risk

The Company's reputation and the quality of its brand are critical to its business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. The Company may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm the Company's performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording the Company an opportunity for redress or correction.

Limited Operating History

The Company and its Business (defined below) are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in April 2021, has not yet generated revenue. The revenue-generating product has not yet become available for sale. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development; however, the Company will benefit from its founders' years of experience and know-how, plus the expertise of the Company's advisors. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Testing and Certification

The Company plans to test the product to 3rd party testing both in the US and internationally, prior to distribution and sale. This includes testing to the U.S. Environmental Protection Agency (EPA) protocol and standards. In the event that the Company's product does not meet recommended standards, the Company may not be able to sell and distribute the product until those standards are met.

Filter Lifespan

The Company has designed the water filter to last up to five years. High turbidity, irreversible fouling, extreme temperatures, improper usage, or a combination of these factors may affect the product lifespan. The Company does not plan to guarantee the five year lifespan of the filter. In marketing messaging, the Company will highlight the financial returns from the purchase of the filter after two months of usage, regardless of total filter lifespan achieved.

Undercapitalization
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company may not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company may have difficulty raising needed capital in the future as a result of, among other factors, its lack of revenues from sales, as well as the inherent business risks associated with the company in present and future market conditions. The Company will require additional funds to execute its business strategy and conduct operations. If adequate funds are unavailable, the Company may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

External Market Factors
The point-of-use water filtration industry in less developed countries is an emerging market that is constantly evolving and may not develop to the size or at the rate the Company expects. It may take several years to fully develop and mature, and the Company cannot be certain that the market will grow to the size or at the rate it expects. Any future growth of the market and the success of the Company's service offerings depend on many factors beyond our control, including recognition and acceptance of water treatment solutions by consumers, the pricing of alternative sources of potable water, a favorable regulatory environment, and our ability to provide cost-effective treatment solutions.

TRANSACTIONS WITH RELATED PERSONS

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

In 2021, the Company extended a loan to officer Elizabeth Clandos in the amount of $6,751.26 of which $1000 was repaid within 2021. The loan amount supported living expenses while Ms. Clandos lived and worked in Guatemala conducting essential business activities related to the establishment of the Company, the sourcing of local vendors, and other critical activities requiring in-person presence. The loan balance will increase in 2022 as Ms. Clandos continues to live and work in Guatemala until the time in which the Company is generating revenue and will begin to pay officers an appropriate salary. The loan is considered payable on demand, but is classified as a long-term liability as it will be outstanding for at least one year, and bears no interest.

The Company has had no reporting requirements of Regulation CF §227.202 in the past as The Company was newly formed in 2021.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned and on the dates indicated.

Theresa Smith
_____
(Signature)

Theresa Smith
_____
(Name)

CTO
_____
(Title)

April, 25, 2022
_____
(Date)

EXHIBIT A: FINANCIAL STATEMENTS

CERTIFICATION

I, Theresa Smith, certify that:

(1) the financial statements of Ola Filter Corporation included in this Form are true and complete in all material respects; and

(2) the tax return information of Ola Filter Corporation included in this Form reflects accurately the information reported on the tax return for Ola Filter Corporation filed for the fiscal year ended 12/31/2021.

Theresa Smith
_____
April 25, 2022
Theresa Smith, CTO
Ola Filter Corporation

Ola Filter Corporation

2021 Balance Sheet

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (1711)	63,567.77
Miscellaneous Income	-5.67
Total Bank Accounts	**$63,562.10**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Owner Loan	6,835.76
Repayment	0.00
Computer allowance overage	-84.50
GT Cash Withdrawals	-1,000.00
Total Repayment	**-1,084.50**
Undeposited Funds	5.00
Total Other Current Assets	**$5,756.26**
Total Current Assets	**$69,318.36**
Fixed Assets	
Equipment	13,881.59
Total Fixed Assets	**$13,881.59**
TOTAL ASSETS	**$83,199.95**

Ola Filter Corporation

2021 Income Statement

	TOTAL
Income	
Award Grant	3,000.00
Total Income	**$3,000.00**
Cost of Goods Sold	
Cost of Goods Sold	12,073.36
Raise Green Fees	8,755.00
Total Cost of Goods Sold	**$20,828.36**
GROSS PROFIT	**$ -17,828.36**
Expenses	
Advertising & Marketing	1.00
Bank Charges & Fees	606.36
Engineering services	9,701.00
Expense Account	332.91
Government fees	312.23
Insurance	1,144.04
Job Supplies	4,566.86
Legal Services	9,364.20
Networking and Conferences	75.00
Packaging services	2,940.86
Payroll Expenses	0.00
Taxes	1,640.68
Wages	12,466.68
Total Payroll Expenses	**14,107.36**
Software and Subscriptions	2,277.12
Travel	3,647.74
Total Expenses	**$49,076.68**
NET OPERATING INCOME	**$ -66,905.04**
Other Expenses	
Other Miscellaneous Expense	0.72
Total Other Expenses	**$0.72**
NET OTHER INCOME	**$ -0.72**
NET INCOME	**$ -66,905.76**

Ola Filter Corporation

2021 Cash Flow

	TOTAL
OPERATING ACTIVITIES	
Net Income	-66,905.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	0.00
Owner Loan	-6,835.76
Repayment:Computer allowance overage	84.50
Repayment:GT Cash Withdrawals	1,000.00
Equipment	-13,881.59
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	1,532.68
Payroll Liabilities:Federal Unemployment (940)	74.80
Payroll Liabilities:MI Income Tax	126.79
Payroll Liabilities:MI Unemployment Tax	129.15
Payroll Liabilities:MT Income Tax	0.00
Payroll Liabilities:MT Unemployment Tax	109.08
Payroll Liabilities:OR Employment Taxes	381.58
Payroll Liabilities:OR Income Tax	356.85
Payroll Liabilities:OR Statewide Transit Taxes	6.78
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-16,915.14**
Net cash provided by operating activities	**$ -83,820.90**
FINANCING ACTIVITIES	
Investment Received	162,800.00
Owner's Investment	2,000.00
Stock buyback	-17,412.00
Net cash provided by financing activities	**$147,388.00**
NET CASH INCREASE FOR PERIOD	**$63,567.10**
CASH AT END OF PERIOD	**$63,567.10**

EXHIBIT B: SIMPLE AGREEMENT FOR FUTURE EQUITY

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Ola Filter Corporation

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Account Name: ______________________] (the "**Investor**") of $[____________] (the "**Purchase Amount**") on or about [Issuance Date:__________________], Ola Filter Corporation, a Delaware corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

The "**Post-Money Valuation Cap**" is $5,000,000.

The "**Discount Rate**" is 80%.

See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this SAFE into shares of SAFE Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided*, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event or Conversion Event**. If there is a Liquidity Event or Conversion Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event or Conversion Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**") or (iii) the amount payable on the number of shares of Common Stock equal to the per share Fair Market Value price as determined by a formal valuation conducted by a qualified independent third-party to be engaged by the board of directors. If any of the Company's securityholders are

given a choice as to the form and amount of Proceeds to be received in a Liquidity Event or Conversion Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event, Conversion Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this SAFE under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Conversion Event**" means an election by the Board of Directors to convert the SAFE investors to SAFE Preferred Stock.

"**Conversion Price**" means either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

"**Converting Securities**" includes this SAFE and other convertible securities issued by the Company, including but not limited to: (i) other SAFEs; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event or Conversion Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any SAFEs and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out

Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and

- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event, Conversion Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing Conversion Event or

Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**SAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this SAFE" mean this specific instrument.

"**SAFE Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**SAFE Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event or a Conversion Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this SAFE is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This SAFE constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this SAFE do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this SAFE, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the SAFE, as required under Regulation Crowdfunding.

(g) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this SAFE and to perform its obligations hereunder. This SAFE constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this SAFE; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a TOTAL LOSS of all capital invested, and that the Investor is prepared to bear the risk of such total loss.

5. *Miscellaneous*

(a) Any provision of this SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding SAFEs with the same "Post-Money Valuation Cap" and "Discount Rate" as this SAFE (and SAFEs lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such SAFEs must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of SAFEs whose SAFEs have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of SAFEs.

(b) Any notice required or permitted by this SAFE will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this SAFE, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this SAFE be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this SAFE is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this SAFE nor the rights in this SAFE are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this SAFE and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this SAFE in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this SAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SAFE operate or would prospectively operate to invalidate this SAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SAFE and the remaining provisions of this SAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

IN WITNESS WHEREOF, the undersigned have caused this SAFE to be duly executed and delivered.

OLA FILTER CORPORATION

By:

Name:	Elizabeth Clandos
Title:	CEO
Address:	1041 NE Rambling Lane #1
	Bend, OR 97701
Email:	elizabeth.clandos@gmail.com

INVESTOR:

By:

Name:

Account Name:

Address:

Email:

By signing here, you attest that you have signing authority on the Account.